FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2004

National Australia Bank Limited

ACN 004 044 937
(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Thursday 6 May 2004

Mrs Catherine Walter advises intention to resign

The National has received the attached correspondence from a Director, Mrs Catherine Walter, advising her intention to resign from the Board.

For further information:

Brandon Phillips

Group Manager

Group Corporate Relations

03 8641 3857 work

0419 369 058 mobile

Or visit www.nabgroup.com

6 May 2004

Mr Graham Kraehe

National Australia Bank Ltd

Facsimile:       8641 4915

Dear Graham

I enclose copy of Media Statement for your information.  I would appreciate your arranging to put a copy of it on the National Bank website today.

You may wish to call me at your convenience so that we can make arrangements for my orderly departure.

Yours sincerely,

Signed CWalter

Statement by Catherine Walter, National Australia Bank Limited

Director

I propose to resign shortly as a director of National Australia Bank.

In announcing this decision I would like to thank the many dedicated people I have worked with over the years in this role.

At all times I have tried to stand up for what I believe is in the long term interests of the Bank, its shareholders, customers and staff.  It will be for to others to judge whether I have been successful in doing so.

I could not have done this without the many people who have contacted me and offered me support.  But, in particular, it would have been impossible without the unflinching loyalty of my family, of all generations.

I do not propose to make any further media statement on these matters.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/

Susan E Crook

Date: 7 May 2004	Title:	Company Secretary